FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

CUSAC GOLD MINES LTD. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: March 2, 2004

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

911 – 470 Granville St.

    Vancouver, B.C. V6C 1V5

CUSAC NAMES GEOLOGIST LESLEY HUNT

VICE PRESIDENT OF EXPLORATION

For Immediate Release. Vancouver, BC.  February 5, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), is pleased to report that the Company has appointed geologist Mrs. Lesley C. Hunt, B.Sc., Vice President of Exploration.  Mrs. Hunt brings to the Company 18 years of exploration and mining experience, 15 years of which were spent directly on the Company’s 100% owned and operated Table Mountain Gold Mine in Northern BC.  Mrs. Hunt will help guide the Company’s management, supervision, design and implementation of both it’s underground and surface diamond drilling programs, geological mapping, geochemical and geophysical programs, grade control, mining and recovery processes.

“Over the years Lesley has developed unsurpassed knowledge and understanding of gold deposits at Table Mountain,” said Cusac CEO and Founder Guilford H. Brett.  “I’m looking forward to working closely with Lesley as we bring Table Mountain into a new period of activity and growth.”

CUSAC GOLD MINES LTD.

For More info call:

Per/

USA: 800-665-5101

“Guilford Brett”

Canada: 800-670-6570

Guilford H. Brett,

Visit our website at: www.cusac.com

Director, President & CEO